THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 901(D) OF
                            REGULATION S-T

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934





                    Resort Income Investors, Inc.
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                          (Name of Issuer)

                            Common Stock
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                     (Title Class of Securities)

                              76116510
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                           (CUSIP Number)

                         David Klafter, Esq.
                        Gotham Partners, L.P.
                           237 Park Avenue
                      New York, New York  10017
                                 and
                         Peter Golden, Esq.
              Fried, Frank, Harris, Shriver & Jacobson
                         One New York Plaza
                      New York, New York  10004
                           (212) 859-8000
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 (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)

                          October 15, 1996
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       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        SCHEDULE 13D

CUSIP No.   76116510                      Page  2  of  7  Pages
          ------------                         ---    ---


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Gotham Partners, L.P.    13-3700768
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) [x]   (B)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
             WC

   5     CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                           [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
             New York

 NUMBER   7     SOLE VOTING POWER
   OF             216,966
 SHARES
BENEFICI  8     SHARED VOTING POWER
  ALLY             0
 OWNED
BY EACH   9     SOLE DISPOSITIVE POWER
REPORT-           216,966
  ING
 PERSON  10     SHARED DISPOSITIVE POWER
  WITH             0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             216,966

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.2%

   14    TYPE OF REPORTING PERSON*
             PN


                        SCHEDULE 13D

CUSIP No.   76116510                      Page  3  of  7  Pages
          ------------                         ---    ---


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Gotham Partners II, L.P. 13-3863925
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) [x]   (B)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
             WC

   5     CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                           [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
             New York

 NUMBER  7     SOLE VOTING POWER
   OF             4,181
 SHARES
BENEFICI 8     SHARED VOTING POWER
  ALLY             0
 OWNED
BY EACH  9     SOLE DISPOSITIVE POWER
REPORT-           4,181
  ING
 PERSON  10     SHARED DISPOSITIVE POWER
  WITH             0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,181

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             .1%

   14    TYPE OF REPORTING PERSON*
             PN



ITEM 1.   SECURITY AND ISSUER

      This statement on Schedule 13D (the "Statement") relates to the shares of common stock (the "Shares") of Resort Income Investors, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 150 South Wacker Drive, Chicago, Illinois 60606.


ITEM 2.   IDENTITY AND BACKGROUND

      This Statement is being filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), and Gotham Partners II, L.P., a New York limited partnership ("Gotham II"). Each of Gotham and Gotham II was formed to engage in the business of buying and selling securities.

      Section H Partners, L.P., a New York limited partnership
("Section H"), is the sole general partner of Gotham and Gotham II.
Karenina Corp., a New York corporation ("Karenina"), and DPB Corp., a
New York corporation ("DPB"), are the sole general partners of Section
H. Karenina is wholly owned by Mr. William A. Ackman. DPB is wholly owned by Mr. David P. Berkowitz. Messrs. Ackman and Berkowitz are citizens of the United States of America, and their principal occupation is managing Gotham and Gotham II. The business address of each of Gotham, Gotham II, Section H, Karenina, DPB and Messrs. Ackman and
Berkowitz is 237 Park Avenue, 9th Floor, New York, New York 10017.

      During the last five years, none of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate purchase price of the Shares purchased by Gotham was approximately $64,125 and the aggregate purchase price of the Shares purchased by Gotham II was approximately $1,176. All of the funds required for these purchases were obtained from the general funds of Gotham and Gotham II, respectively.


ITEM 4.   PURPOSE OF TRANSACTION

      Each of Gotham and Gotham II has acquired the Shares covered by this Statement for investment purposes and intends to evaluate the performance of such securities as an investment in the ordinary course of its business. Gotham and Gotham II may seek to acquire additional Shares or to dispose of some or all of the Shares which they beneficially own. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for such securities, the financial condition, results of operations and prospects of the Company, alternate investment opportunities, and general economic, financial market and industry conditions.

     Except as set forth above, none of the persons named herein has any plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

      (a) Gotham owns 216,966 Shares as of the date of this Statement, representing an aggregate of approximately 5.2% of the outstanding Shares (based upon 4,156,000 Shares reported by the Company to be outstanding as of August 12, 1996 in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996). Gotham II owns 4,181 Shares as of the date of this Statement, representing an aggregate of approximately .1% of the outstanding Shares. None of Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Shares (other than the Shares beneficially owned by Gotham and Gotham II).

      (b) Each of Gotham and Gotham II has sole power to vote and to dispose of all of the Shares beneficially owned by it.

      (c) In the past 60 days, Gotham and Gotham II have purchased the following Shares at the following prices, in each case in open-market transactions on the NASDAQ:

     Gotham
     ------
            Date          Number of Shares     Price per Share
            ----          ----------------     ---------------
          9/12/96             49,074               $.515
          9/19/96             29,455                .4475
          10/4/96             29,450                .410
         10/15/96             33,162                .410

     Gotham II
     ---------
            Date          Number of Shares     Price per Share
            ----          ----------------     ---------------
          9/12/96                926               $.515
          9/19/96                545                .4475
          10/4/96                550                .410
         10/15/96                560                .410

      Except as described above, none of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Company during the past sixty days.

      (d) and (e).  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 21, 1996

               GOTHAM PARTNERS, L.P.

               By:Section H Partners, L.P.
                  its general partner


                  By: Karenina Corp.,
                      a general partner

                       By: /s/ William A. Ackman
                           ----------------------
                           William A. Ackman
                           President



               GOTHAM PARTNERS II, L.P.

               By:Section H Partners, L.P.
                  its general partner


                  By: Karenina Corp.,
                      a general partner

                       By: /s/ William A. Ackman
                           ----------------------
                           William A. Ackman
                           President